FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number: 333-124825

FreeSeas Inc.

93 Akti Miaouli Street

185 38 Piraeus, Greece

 (011) (30) (210) 452 8770

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Attached hereto as Exhibit 1 is a press release dated April 2, 2007 announcing that FreeSeas Inc. initiates fleet renewal and modernization program; Sale of the M/V Free Fighter illustrates commitment to new strategic plan, lowers debt

Exhibit 1

FREESEAS INC. INITIATES FLEET RENEWAL AND MODERNIZATION PROGRAM

Sale of the M/V Free Fighter Illustrates Commitment to New Strategic Plan, Lowers Debt

April 02, 2007 Piraeus, Greece - FreeSeas Inc. (NASDAQ: FREE, FREEW and FREEZ), a provider of seaborne transportation for dry bulk cargoes, announced today that it has agreed to the sale of it 39,850 DWT, 1982 built, Handysize M/V ‘Free Fighter’ for US $11,075,000 resulting in a capital gain of  approximately US$1.6 million for FreeSeas.

“We are actively pursuing opportunities to secure additional tonnage for our fleet,” said Mr. Ion Varouxakis, Chairman of the Board, President and Chief Executive Officer.  “In line with our previously announced management and company restructuring, we believe that that the sale of the Free Fighter will provide a substantial part of the cash needed to proceed with the restructuring.  As the dry bulk sector continues to mature, and as FreeSeas looks for opportunities to capitalize on this market opportunity, the sale of the Free Fighter will provide us with increased resources to execute on our corporate initiatives.”

The sale of the M/V Free Fighter will translate into an immediate improvement in FreeSeas balance sheet, with a US$4.8 million reduction in outstanding debt and an effective net cash increase of approximately US$5.5 million.  Upon delivery of the Free Fighter to its new owner, FreeSeas outstanding long-term bank debt will be reduced to US$5.0 million.  The Company plans to take advantage of the increased resources at its disposal as it actively explores opportunities for fleet expansion and modernization.

Mr. Varouxakis concluded, “The resulting capital gain and cash generated from the sale of the M/V Free Fighter we believe will provide FreeSeas with adequate resources to pursue the acquisition of currently available second-hand tonnage in the dry bulk sector.”

About FreeSeas Inc.
FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk vessels. Currently, it has a fleet of three Handysize vessels. FreeSeas' common stock and warrants trade on the NASDAQ Capital Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the US Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at www.sec.gov. For more information about FreeSeas Inc. please go to our corporate website www.freeseas.gr.

Forward Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:
Ion Varouxakis
Chief Executive Officer
FreeSeas Inc.
93 Akti Miaouli Street
185 38 Piraeus, Greece
Tel: 011-30-210-45-28-770
Fax: 011-30-210-429-10-10
E-Mail: info@freeseas.gr
igv@freeseas.gr www.freeseas.gr

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue - Suite 1536
New York, NY 10160, USA
Tel: (212) 661-7566
Fax: (212) 661-7526
E-Mail: nbornozis@capitallink.com
www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

FreeSeas Inc.

Date: April 2, 2007

By: /s/ Kostas Koutsoubelis

Kostas Koutsoubelis, Vice-President and Treasurer